TRANS AMERICA INDUSTRIES LTD.



PRESS RELEASE


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2003
WASH. D.C. 165 SECTION

APRIL 2, 2003

TSX VENTURE: TSA

Trans America Industries holds 26 contiguous claims on the north limb of the Lynn Lake greenstone belt in northern Manitoba. The claims are underlain by the Agassiz Metallotect, a large east-west trending, metalliferous feature that hosts two significant former gold producers: the shear-hosted MacLellan gold deposit, which adjoins the Company's claims on the west, and the iron formation-hosted Farley Lake gold mine, which ties on to its claims to the east. (The claim block is shown on a map that is filed along with this news release on SEDAR *(see www.sedar.com)*)

Trans America engaged P. James Chornoby, P.Geo. of Winnipeg to complete a compilation of previous exploration work carried out over the claim area.

Most of the earlier work concentrated on the iron formations transversing the claim block in a search for base metals. Very little work was dedicated to direct gold exploration. Paradoxically, both the iron formation-hosted Farley Lake gold mine and the shear-hosted MacLellan gold mine were discovered while exploring for base metals.

The compilation has confirmed the presence of two major iron formations on the Company's landholdings. One of these, the North Iron Formation, underlies the property over a strike length of 11 kilometres and is known to carry gold values up to 950 parts per billion. On the ARB 14 and ARB 16 claims, this iron formation contains up to 5.1 grams per tonne gold over 1.5 metres approximately 275 metres north of "porphyry-type" copper-gold mineralization in a quartz diorite intrusion that lies within the property's boundaries.

The south Iron Formation is located on the eastern portion of the property approximately 1.9 kilometres south of the North Iron Formation. It is interpreted to extend for a strike length of approximately 2.7 kilometres across claims ARB 22 and ARB 24 where detailed magnetometer VLF and IP surveys conducted in 1987 delineated iron formation and identified numerous anomalous geophysical features which remain to be tested by diamond drilling. On the ARB 24 claim, a surface grab sample within the iron formation contained 1.3 grams per tonne gold. Regional aeromagnetic surveys indicate that the Southern Iron Formation also extends westward onto the ARB 18 and ARB 19 claims over a strike length of 1.9 kilometres.

Banded iron formations are important sources of gold production in Canada and the United States where economic deposits can contain up to 100 million tonnes of ore grading between 4.0 grams gold per tonne (0.12 oz/ton) and 30 grams gold per tonne (0.88 oz/ton). The Homestake mine, a world-class example of this deposit type, has produced over 1,180 tonnes of gold from 118 million tonnes of ore since operations began in 1878.

Samples taken by Manitoba government geologists from old trenches on the ARB 19 claim situated approximately 500 metres north of the Southern Iron Formation indicated up to 7.2 grams gold per tonne. These grab samples were taken from sulphide rich zones ranging in thickness from 0.3 to 2.0 metres, suggesting a shear-hosted gold occurrence. This area has never been drill tested.

Trans America is budgeting approximately $400,000 for the upcoming exploration program on its Lynn Lake gold project which will include detailed airborne magnetic surveys with a nominal 100 metre line spacing, line cutting, ground geophysical surveys, Mobile Metal Ion soil geochemical surveys and geological mapping and prospecting. This program will extend through the summer months into the fall and winter when an extensive drill program will be initiated. The program will explore the possibility of locating gold targets in iron formations and in possible shear-hosted gold environments similar to the MacLellan mine model.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

President

Trans America Industries Ltd.,
Suite 500, 905 West Pender Street,
Vancouver, B.C.
V6C 1L6, Canada

Telephone: (604) 688-8042
Fax: (604) 689-8032